SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification:

An acquisition or disposal of voting rights

3.	Full name of person(s) subject to the notification obligation:

Legal & General Group Plc

4.	Full name of shareholder(s) (if different from 3.):

See answer to Question 9

5.	Date of the transaction and date on which the threshold is crossed or reached:

17 September 2013

6.	Date on which issuer notified:

18 September 2013

7.	Threshold(s) that is/are crossed or reached:

Below 3%

8.	Notified details:

8A: Voting rights attached to shares

Class/type of shares: Ordinary 5p

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights
101,803,187	101,803,187

Resulting situation after the triggering transaction:

No of shares	No of voting rights	% of voting rights
	Direct/Indirect	Direct/Indirect
101,803,187	101,803,187	Below 3%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Expiration date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is	% of voting rights
			exercisedconverted	Nominal	Delta
n/a	n/a	n/a	n/a	n/a	n/a

Total (A+B+C):

Number of voting rights	% of voting rights
101,803,187	Below 3%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

10.	Name of the proxy holder:

n/a

11.	Number of voting rights proxy holder will cease to hold:

n/a

12.	Date on which proxy holder will cease to hold voting rights:

n/a

13.	Additional information:

Notification using the total voting rights figure of 2,559,303,390.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for enquiries

Emma Abdul, Group Secretariat, 020 7548 3931

Company official responsible for making notification

Alan F. Porter, Group Com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 September 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan F. Porter
Alan F. Porter Group Company Secretary